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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
 HOLLINGER INC. ANNOUNCES COMBINATION CASH AND STOCK QUARTERLY DIVIDENDS ON ITS
                            RETRACTABLE COMMON SHARES

         TORONTO - SEPTEMBER 23, 2002: Hollinger Inc. announces that its Board of Directors has decided to reduce the quarterly cash dividend on its retractable common shares (TSX: HLG.C) from 15 cents to 5 cents per share, for on-going debt reduction purposes. A stock dividend has also been declared of
0.013334 of a retractable common share for each retractable common share held (such fraction representing 10 cents based on the current market value of approximately $7.50) with any fractional share to be satisfied with a cash payment on the basis of $7.50 per share. The addition to stated capital in respect of this stock dividend (and thus the taxable amount thereof) will be nominal. These cash and stock dividends will be paid on December 10, 2002 to holders of record at the close of business on November 26, 2002. It is the Board's intention to reconsider the cash dividend policy from time to time in light of Hollinger's financial circumstances.

         A quarterly dividend on Hollinger's Series II Preference Shares (TSX:
HLG.PR.B) has been declared in the amount of the Canadian dollar equivalent on October 15, 2002 of U.S.$0.02185 per share payable on October 15, 2002 to holders of record on October 1, 2002.The reduced amount of this dividend reflects the reduced dividend declared September 11, 2002 of U.S.$0.05 on the Class A Common Shares of Hollinger International which determines the dividend entitlement of Hollinger's Series II Preference Shares.

         The regular quarterly dividend of 17.5 cents per share on the Series III Preference Shares of Hollinger (TSX: HLG.PR.C) will be payable on November 6, 2002 to holders of record on October 23, 2002.

         Hollinger's principal asset is its shareholding in Hollinger International Inc. (NYSE:HLR) that represents approximately 70.8% of the voting power and approximately 29.7% of the equity of the outstanding shares of Hollinger International Inc.

         Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, United Kingdom, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator magazine in Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

FOR MORE INFORMATION CONTACT:
PETER Y.  ATKINSON
EXECUTIVE VICE-PRESIDENT
HOLLINGER INC.
TEL:     416-363-8721